Final Term Sheet

Filed pursuant to Rule 433

Dated April 29, 2013

Relating to

Prospectus Supplement dated April 29, 2013 to

Registration Statement No. 333-183150

$475,000,000 1.250% Notes due 2018

$175,000,000 3.550% Notes due 2042

Issuer:	Praxair, Inc.
Trade Date:	April 29, 2013
Settlement Date:	May 7, 2013 (T+6)
	2018 Notes	2042 Notes
Title of Securities:	1.250% Notes due 2018	3.550% Notes due 2042
Principal Amount:	$475,000,000	$175,000,000. The 2042 Notes offered hereby will be part of the same series of notes as the $300,000,000 aggregate principal amount of 3.550% Notes due 2042 issued and sold by Praxair, Inc. on November 7, 2012.
CUSIP / ISIN:	74005P BH6 / US74005PBH64	74005P BD5 / US74005PBD50
Maturity Date:	November 7, 2018	November 7, 2042
Benchmark Treasury:	T 0.625% due April 2018	T 2.750% due November 2042
Benchmark Treasury Price and Yield:	99.7421875 and 0.678%	97.15625 and 2.894%
Spread to Benchmark Treasury:	58 basis points	88 basis points
Yield to Maturity:	1.258%	3.774%
Interest Rate:	1.250% per annum	3.550% per annum
Public Offering Price (Issue Price):	99.958% of the Principal Amount thereof	96.035% of the Principal Amount thereof
Interest Payment Dates:	Semi-annually in arrears on each May 7 and November 7 commencing November 7, 2013	Semi-annually in arrears on each May 7 and November 7 commencing November 7, 2013
Redemption Provisions:
Make-Whole Call:	Treasury Rate plus 10 basis points	Treasury Rate plus 10 basis points prior to May 7, 2042
Par Call:	N/A	On or after May 7, 2042
Joint Bookrunners:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBS Securities Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC SG Americas Securities, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

We expect that delivery of the notes will be made to investors on or about May 7, 2013, which will be the sixth business day following the date of this final term sheet (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the

Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-800-831-9146, Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, or RBS Securities Inc., toll free at 1-866-884-2071.

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